Exhibit 99.2

Address to the 2016 Annual General Meeting

Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2016 Annual General Meeting (AGM), our seventh AGM to be held in Dublin. I am pleased to have you join us.

James Hardie again delivered solid results in fiscal year 2016. We anticipate another year of sustained growth in fiscal year 2017 anchored by strong operational and financial results, positioning the company to continue to deliver superior growth and returns for shareholders.

Fiscal year 2016 proved to be a robust year for the North American business with volumes, net sales, and margins all improving when compared to the previous year. In the first half of the year, management was challenged as our market share growth was below our internally targeted levels, however, following the implementation of new programs there were signs of improvement in the second half. The focus on lifting market demand for our products will remain a key area of focus over the next several quarters as we look to lift our market share growth back to our targeted levels.

In Australia, net sales growth outpaced the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business delivered improved results supported by growth in residential markets in the North Island. The Philippines business also experienced growth and has lifted its contribution to Asia Pacific’s solid results during the year.

I would like to now update you on a recent management change. On 29 July 2016 we announced that Louis Gries, the Company’s CEO, has assumed direct responsibility for managing our North American business.

At the same time we also announced that Ryan Sullivan, who was previously responsible for the North American business would be leaving the company.

Under the leadership of our CEO Louis Gries, James Hardie retains a strong and experienced senior management team who are focused on driving market share growth for the company’s fibre cement products and the sustained creation of long-term shareholder value.

I would now like to address the issue of capital management. Our strong operating performance and confidence in the operating environments enabled the Board to declare a first half dividend of US9.0 cents and a second half ordinary dividend of US29.0 cents. The ordinary dividend reflects our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50 to 70% of net operating profit, excluding asbestos adjustments.

Additionally on 1 July 2016, James Hardie contributed US$91.1 million to the Asbestos Injuries Compensation Fund (AICF). This amount represents 35% of our free cash flow for fiscal year 2016 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, James Hardie have provided over A$1.1 billion towards asbestos disease related compensation and medical research and education since 2001.

Now turning our attention to board changes and renewal. As indicated in the 2013 AGM notice of meeting, Donald McGauchie AO, who will retire at the 2016 AGM, will not be standing for re-election. On behalf of the Board, I would like to acknowledge and thank Mr McGauchie for his considerable contribution since joining James Hardie as an independent non-executive director in August 2003 and, in particular, in his capacity as Deputy Chairman since April 2007.

David Harrison will be standing for re-election at today’s meeting. David was initially appointed as an independent non-executive director in May 2008 and is Chairman of the Remuneration Committee and a member of the Audit Committee. David has extensive financial experience at both executive and board levels.

Finally I will also be standing for re-election at today’s meeting.

In conclusion, James Hardie’s key focus for fiscal year 2017 is driving market demand growth for our fibre cement products towards our targeted levels and the continued creation of long-term shareholder value.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.